
WELCOME
TO Fabulous
THE PAD VEGAS
NEVADA

THE PAD VEGAS

Community Revenue Share Offering

Now it's your turn to get asked.

$2.2M

ALREADY INVESTED

20+ YEARS

BUILDING GYMS WITH OUR COMMUNITY

Up to $750K

Community revenue share offering

For more than 20 years, we've asked people to be part of building the gyms they want to climb in.

This isn't a plea to get us to the finish line. This is how we start building the community that shapes the gym for years to come.

When you walk in, we want you to feel like this place is yours. Like it's ours.

MOMENTUM

This is already happening



LOOK WHAT'S ALREADY UNDERWAY

- Lease signed.
- Construction underway.
- Climbing walls in transit.
- Major equipment ordered.
- More than 100 memberships sold before opening.
- Vegas supporters are already spreading the word.

A new home for a community we know.

We've been looking forward to this.

We were looking for a new home long before we closed Henderson. We loved the community. We wanted a building that would let us show you what we could do.

- Room to climb, bring friends, and stay awhile.
- Space for kids, fitness, classes, and community events.
- A team that knows Vegas and will be here after opening day.



An existing Pad gym. Vegas is under construction.

A place you'll want to bring your friends.


CLOSED
ROPE ARE

An existing Pad gym. Vegas is under construction.

- Up to 45 foot climbing walls.
- About 5,000 sq. ft. of bouldering and 12,000 sq. ft. of ropes.
- Lead, top rope, bouldering, and a dedicated kids area.
- Full weight and fitness areas, training boards, studio, and social lounges.
- A real "third space" built around climbing, community, fitness, and connection.

Come for the climbing. Stay for the people.

We've been building this way for 20 years.

AN INVITATION

A chance for the people who climb here to invest in the next chapter.

REVENUE SHARING

Repayments are tied to gym revenue. This offering does not give you ownership shares.

BELONGING

Community funding helped build the first three versions of our San Luis Obispo gym.

YOUR CHOICE

You don't have to invest to belong here. Read the terms and risks before deciding.

PROPOSED OFFERING

The terms we are currently modeling

Preliminary structure. final terms will be set with Wefunder, counsel, CEO, and board approval.

$750K	1.5x	~5 YRS	QUARTERLY
MAXIMUM RAISE	REPAYMENT CAP	TARGET PAYBACK	REVENUE BASED PAYMENTS

- Unsecured promissory note.
- No personal guarantee under Wefunder's standard revenue share structure.
- Investors receive an agreed percentage of Net revenue until the repayment cap is reached.
- If revenue is slower, payments are lower and repayment takes longer; if revenue is stronger, investors are repaid sooner.
- Early payoff is allowed under the Wefunder FAQ structure.

Illustrative only. final Form C and Wefunder offering documents control.

REPAYMENT MECHANICS

$750K in → up to $1.125M repaid

The 1.5x cap means investors collectively receive principal plus a $375K financing premium before the note is satisfied.

$750K
CAPITAL RAISED

→

$1.125M
MAXIMUM AGGREGATE REPAYMENT

=

$375K
FINANCING PREMIUM

~6.39%
ILLUSTRATIVE REVENUE SHARE

Using the 2027–2031 forecast only, ~6.39% of gross revenue would total about $1.125M over five full years.


$194K
$200K
$234K
$242K
$255K
2027
2028
2029
2030
2031

How revenue sharing affects operating costs

CURRENT OPERATING RUN RATE

~$199K / month

WITH ~6.39% REVENUE SHARE

~$213K / month

≈ +$13.6K / month at break even

How the payments work

- Payments move with revenue.
- Lower revenue means smaller payments and a longer timeline.
- This note does not give investors ownership shares.
- The model projects positive operating cash flow. Actual results may differ.

Investors share in the financial risk. Repayment and timing are not guaranteed.

What the platform adds. and what it costs

7.9%

NEGOTIATED PLATFORM FEE

$59,250

fee on a $750K raise

≈ $690,750

net before CPA / legal / other professional costs

Wefunder handles

- Reg CF campaign infrastructure and investor onboarding.
- Public campaign page and broad solicitation through the platform.
- Investor administration and payment distribution.
- Quarterly repayment distribution based on the agreed revenue share.
- Campaign management support and required offering workflow.

What your investment goes toward.

LEASEHOLD + TI	The spaces where you'll climb, meet friends, and spend time
WALLS + FLOORING	Climbing walls, flooring, and installation
EQUIPMENT	Fitness, operations, retail, opening inventory
LAUNCH	Marketing, founding community, opening events
RESERVE	Working capital as memberships grow

Community investment is one part of the financing, alongside direct equity. It's a way to take part in the place you'll use.

A FEW IDEAS WE'RE EXPLORING

Something to remember the beginning by.

These perks are ideas, not confirmed offers. Final details will be in the offering documents.

$100–999	**FOUNDING SUPPORTER**	Limited edition founding shirt + optional recognition
$1K–4,999	**FOUNDING MEMBER**	Everything above + private preview access before public opening
$5K–9,999	**FOUNDING PARTNER**	Everything above + guest passes + 3–6 months membership
$10K–24,999	**FOUNDING CIRCLE**	Everything above + one year membership + permanent recognition
$25K+	**LEGACY FOUNDER**	Premium recognition + smaller private opening event

The current forecast supports a revenue based structure

~$199K
2027 MONTHLY OPERATING EXPENSE RUN RATE

$3.04M
2027 PROJECTED REVENUE

$647K
2027 PROJECTED OPERATING INCOME

~21%
2027 PROJECTED OPERATING MARGIN

Projected annual revenue

Current forecast grows from about $3.0M in 2027 to about $4.0M in 2031 before additional upside scenarios.


$3.04M
$3.13M
$3.67M
$3.79M
$3.99M
2027
2028
2029
2030
2031


WELCOME
TO Fabulous
THE PAD VEGAS
NEVADA

NOW IT'S YOUR TURN TO GET ASKED.

Come be part of what comes next.

Community Revenue Share Offering • Wefunder draft for review

thepadclimbing.org